Franc-Or Resources Corporation
Exemption: Rule 12g3-2(b)
File No. : 82-4164

SUPPL

Franc-Or Resources Corporation

Consolidated Interim
Financial Statements

Three Months Ended March 31, 2006



The attached financial statements have been prepared by Management of Franc-Or Resources Corporation and have not been reviewed by an auditor.

Management Discussion and Analysis

The following management discussion and analysis (the "MD&A") of the financial condition and results of the operations of Franc-Or Resources Corporation ("Franc-Or" or "the Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the three-month period ended March 31, 2006. This MD&A should be read in conjunction with the Company's financial statements and related notes for the first quarter ended March 31, 2005 along with the Company's MD&A included in the 2005 annual report.

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada and can be obtained from www.sedar.com.

Overview

Franc-Or is a public company listed on the TSX Exchange. The Corporation is a mining company engaged in gold mining, development, and exploration.

Operating Activities

Revenues

The Corporation earned interest income of $11,380 in the first quarter of 2006 ($11,585 in 2005). In 2005, $58,180 of bad debt was recovered relating to certain royalty arrears from French Guiana operations and the Corporation sold a bulldozer located in French Guiana for an amount of $12,960 that had been previously written-off.

Expenses

General exploration expenses of $46,046 ($79,571 in 2005) are made up of geological and legal fees to conduct due diligence in Russia and Peru (Details are outlined in Note 4 to the consolidated financial statements).

The professional and consulting fees of $47,306 and the administrative and shareholders' information expenses of $35,055 in the first quarter of 2006 were comparable to the 2005 figures of $41,994 and $31,514 respectively.

In summary, the net loss amounted to $115,634 in the first quarter of 2006 as compared to $71,090 in 2005.

Working Capital

Working capital as at March 31, 2006 that totals $1.2 million ($1.3 million on December 31, 2005) coupled with Newmont's proposed investments, with no long-term debt, will enable the Corporation to fulfill its commitment on the Bugdainskoe property for a minimum of one year beyond the signing of the Definitive Agreement.

The Corporation relies upon successful financing programs to fund future exploration and development on its properties. Future liquidity will depend on the Corporation's ability to arrange debt or equity financing. The Corporation will have to raise additional funds to complete the acquisition, exploration, and development of its properties. While the Corporation has been successful in raising funds in the past there is no assurance that it will continue to do so in the future.

Investing Activities

The Company's activities during this quarter were consistent with its business plans and exploration work objectives. The focus was driven toward performing the technical and legal due diligence work in Peru and in Russia.

Financing Activities

In the first quarter of 2006 and 2005, no financing activities resulted in a change in the shareholder's equity.

Transactions with related parties

Details of related party transactions are outlined in Note 5 in the consolidated financial statements.

Industry and economic factors affecting the Company's performance
Details of risk factors are outlined in the Company's MD&A included in the 2005 annual report.

Change in Accounting Policies
No change in accounting policies affected the Corporation during this first quarter ended March 31, 2006.

Financial Instruments and Other Instruments
Details are outlined in the Company's MD&A included in the 2005 annual report.

Outstanding share data *(as of May 12, 2006)*

Common shares	30,848,664
Stock options	1,765,000
Warrants	1,033,950
Fully diluted	33,647,614

Selected Consolidated Financial Information
The following table sets forth certain financial information for the Corporation on a consolidated basis.

	March 31 2006	December 31 2005	September 30 2005	June 30 2005
	$	$	$	$
Revenues	11,380	11,682	20,756	14,962
Net loss for the period	(115,634)	(100,095)	(169,787)	(179,738)
Net loss per share	-	-	(0.01)	(0.01)

	March 31 2005	December 31 2004	September 30 2004	June 30 2004
	$	$	$	$
Revenues	82,725	17,067	17,626	18,464
Net loss for the period	(71,090)	(168,714)	(170,104)	(290,581)
Net loss per share	-	(0.01)	(0.01)	(0.01)

Off-Balance Sheet Arrangements
The Corporation does not have any off-balance sheet arrangements.

Subsequent Event
Details of the subsequent event are outlined in Note 6 in the consolidated financial statements.

Management's responsibility for financial information
Franc-Or financial statements are the responsibility of the Corporation's management. The financial statements were prepared by the Company's management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

Special Note Regarding Forward-Looking Statements
Certain information regarding the Corporation contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact. Although the Corporation believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

May 12, 2006
(S) Robert J. Casaceli
President and C.E.O.

(S) Vatché Tchakmakian
Chief Financial Officer

Franc-Or Resources Corporation

Consolidated Balance Sheets

	March 31 2006 (unaudited)	December 31 2005 (audited)
Assets		
Current assets		
Cash	$ 321,331	$ 575,183
Short-term investments	753,304	759,991
Receivables and other assets (Note 6)	202,709	32,824
Total current assets	1,277,344	1,367,998
Capital assets (Note 2)		
Mining assets	85,880	85,880
Deferred exploration costs	435,097	435,097
	520,977	520,977
	$ 1,798,321	$ 1,888,975
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 75,101	$ 50,121
Shareholders' equity		
Share capital (Note 3)	31,319,750	31,319,750
Contributed surplus	127,550	127,550
Deficit	(29,724,080)	(29,608,446)
Total shareholders' equity	1,723,220	1,838,854
	$ 1,798,321	$ 1,888,975

See accompanying notes

Approved by the Board

(S) Robert J. Casaceli, Director

(S) Michael A. Steeves, Director

Franc-Or Resources Corporation

Consolidated Statements of Operations and Deficit

	Three-month period ended March 31	
	2006 (unaudited)	2005 (unaudited)
Revenues		
Investment income	$ 11,380	$ 11,585
Bad debt recovery	-	58,180
Gain on disposal of machinery and equipment	-	12,960
	11,380	82,725
Expenses		
General exploration expenses (Note 4)	46,046	79,571
Professional and consulting fees	47,306	41,994
Administration expenses and shareholders' information	35,055	31,514
Foreign exchange (gain) loss	(1,393)	736
	127,014	153,815
Net loss for the period	(115,634)	(71,090)
Deficit, at beginning of period	(29,608,446)	(29,087,736)
Deficit, at end of period	$ (29,724,080)	$ (29,158,826)
Loss per share – basic and diluted	$ -	$ -
Weighted average number of outstanding common shares	27,848,664	25,780,762

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Cash Flows

	Three-month period ended March 31	
	2006 (unaudited)	2005 (unaudited)
Operating activities		
Net loss for the period	$ (115,634)	$ (71,090)
Adjustments for:		
Gain on disposal of machinery and equipment	-	(12,960)
	(115,634)	(84,050)
Net change in non-cash working capital items:		
Interest accrued on short-term investments	3,889	3,852
Prepaid expenses and other assets	(169,885)	8,620
Accounts payable and accrued liabilities	24,980	(22,460)
	(141,016)	(9,988)
Cash flows used in operating activities	(256,650)	(94,038)
Investing activities		
Short term investments proceeds	2,798	2,797
Proceeds from disposal of machinery and equipment	-	12,960
Cash flows generated from investing activities	2,798	15,757
Net change in cash	(253,852)	(78,281)
Cash, at beginning of period	575,183	838,534
Cash, at end of period	$ 321,331	$ 760,253

See accompanying notes

1. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The interim consolidated financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim consolidated financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2004. The significant accounting policies follow that of the most recently reported audited annual consolidated financial statements.

Accounting estimates

The preparation of interim financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

2. Capital assets

	Mining assets	Deferred exploration costs
100% ownership of the Humboldt Springs claims in Nevada, USA with a 3% NSR royalty payable to a third party.		
Balance at December 31, 2005 and March 31, 2006	$ 85,880	$ 435,097

3. Share capital

Authorized
An unlimited number of common shares without nominal value

Issued

	Number of shares	Amount
Balance at December 31, 2005 and March 31, 2006	27,848,664	$ 31,319,750

3. Share capital (Cont'd)

Subscription receipt

On July 7, 2004, the Corporation closed a Cdn$4.0 million non-brokered private placement with Newmont Mining Corporation ("Newmont"). This private placement was approved at the annual and special meeting of shareholders of the Corporation held on June 29, 2004. The proceeds of the private placement, which are being held in trust (see discussion below), will be used to fund Franc-Or's gold exploration and development initiatives in Russia.

The private placement consisted of 25,000,000 Subscription Receipts to be sold at Cdn$0.16 per Subscription Receipt. Each Subscription Receipt represents the right to receive one Unit composed of one common share and a one-half common share purchase warrant. Each whole common share purchase warrant entitled the holder to acquire one common share until July 7, 2006 at an exercise price of Cdn$0.25.

In 2005, the extension of the expiry date by one year to July 7, 2007 of the warrants underlying the Subscription Receipts, at the same exercise price of Cdn $0.25 per one common share, received regulatory and shareholder approval.

On June 10, 2005, Newmont exercised 2,067,900 Subscription Receipts for aggregate proceeds of Cdn $330,864 such that Newmont holds 2,067,900 common shares of the Corporation, 1,033,950 warrants and the remaining 22,932,100 Subscription Receipts.

The remaining 22,932,100 Subscription Receipts are automatically exercised into the underlying Units when Franc-Or acquires the right to earn at least a 60% interest in at least one strategic gold exploration property located in Russia that is satisfactory to Newmont. At Newmont's request, the equivalent value of the $3,670,000 private placement proceeds (US$2,772,390) was placed in an escrow account. If the Corporation fails to acquire a strategic property by May 18, 2006, the private placement proceeds will be returned to Newmont whereupon the Subscription Receipts will be cancelled for no further consideration. On May 11, 2006, the Corporation reached an agreement with Newmont to extend the expiry date by two month to July 18, 2006.

In addition to the requirement to source at least one strategic gold property in Russia that is acceptable to Newmont, Newmont would have a first right of refusal to develop, through purchase or joint venture, any large deposit of gold, defined to be a resource or reserve greater than 3 million ounces, that will be explored and initially developed by Franc-Or. Franc-Or would have the right to develop those deposits that fall beneath this threshold. Newmont also has the right to nominate two of five Franc-Or directors, once the remaining Subscription Receipts are exercised.

3. Share capital (Cont'd)

Stock options

No changes occurred to the status of the stock options since the reported information in the audited consolidated financial statements for the year ended December 31, 2005.

The following table summarizes information about stock options outstanding and exercisable under the Plan as at March 31, 2006:

Outstanding and exercisable

Exercise Price	Number of options	Expiry Date
$		
0.40	600,000	October 1, 2006
0.29	465,000	May 2, 2008
0.20	60,000	October 20, 2008
0.25	440,000	December 30, 2008
0.30	200,000	December 30, 2008
	1,765,000	

Warrants

As at March 31, 2006, the Company had 1,033,950 warrants outstanding, entitling their holders to the equivalent number of common shares with an exercise price of $0.25 and a July 7, 2007 expiry date.

4. General exploration expenses

The Corporation incurred the following general exploration expenses:

	Three-month period ended March 31	
	2006	2005
Russia	$	$
Geologist fees	14,094	33,706
Laboratory analysis	-	18,150
Legal fees	-	18,746
Travel	-	8,969
Other	683	-
Peru		
Geologist fees	16,960	-
Travel	12,168	-
Other	2,141	-
	$ 46,046	$ 79,571

5. Related party transactions

The Corporation carried out the following transactions, with its directors and officers:

	Three-month period ended March 31	
	2006	**2005**
Professional and consulting fees	$ 40,670	$ 40,809
General exploration	16,699	15,295
	$ 57,369	$ 56,104

These transactions are in the normal course of operations of the Corporation and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at March 31, 2006, accounts payable include an amount of $28,368 ($19,391 in 2005) from these transactions.

6. Subsequent event

In February 2006, the Corporation initiated a due diligence on the Mario property located in central Peru, 50 kilometers southwest of Huancayo. In March 2006, in order to have an extension to the due diligence period, the Corporation advanced U.S. $150,000 (Canadian $175,500 recorded under receivables and other assets) to the owner of the property. This amount is refundable in July 2006.

In April 2006, the Corporation acquired a company ("Propertyco") that holds an option to earn up to a 100% interest in the Mario property. In consideration for this acquisition, Franc-Or issued 3,000,000 common shares and granted certain royalty rights discussed below.

Propertyco holds an option on the Mario property that was originally granted to Sulliden Exploration Inc. ("Sulliden"). Sulliden obtained the option on the Mario property pursuant to an option agreement with the property owner, Cominco Peru S.R.L. (now Teck Cominco (Peru) S.R.L.), completed in August 2000. Subject to the Teck Cominco back-in rights described below, Franc-Or will earn a 100% interest in the Mario property if it completes at least 3,477 meters of diamond drilling by June 30, 2006. If Franc-Or earns a 100% interest in the Mario property, Franc-Or and its predecessors will have spent at least U.S. $1.2 million on the Mario property including at least 8,250 meters of diamond drilling.

Teck Cominco retains an underlying 2% NSR royalty on any production from Mario, but it would forfeit this royalty if, after U.S. $7 million is spent on the Mario project by Franc-Or and its predecessors, Teck Cominco decides to exercise its right to back-in to a 51% participating interest in the property. On back-in, Teck Cominco would then be required to fund the next U.S. $7 million in exploration costs on the project and to complete a total of U.S. $3.5 million in private placements with Franc-Or, with U.S. $1.75 million to be completed upon notice of intention to exercise its back-in right and U.S. $1.75 million to be completed on actual exercise of the back-in right. The share price for each private placement would be determined by the 20-day trading average share price of Franc-Or, ending five trading days before the date of the back-in / earn-in notice, as the case may be. Teck Cominco would also be granted a ½ common share purchase warrant for every share purchased in the private placements with an exercise price at the same price per share.

6. Subsequent event (Con'd)

If Teck Cominco exercises this first back-in right, it would also have the right to increase its participating interest to 60% by completing a single additional private placement of U.S. $2.5 million in Franc-Or shares (no warrants included) at any time up to a production decision. The share price for this private placement would also be determined by the 20-day trading average share price of Franc-Or, ending five trading days before the date of the notice to back-in for the additional 9% participating interest.

If Teck Cominco does not exercise the back-in right, the Propertyco vendor will hold a 0.5% NSR royalty on production from Mario, in addition to the 2% NSR to Teck Cominco. If Teck Cominco does exercise its back-in right, the Propertyco vendor will retain a 2.5% NSR royalty on production from Franc-Or's share. Portions of both the Teck Cominco and Propertyco vendor NSR royalties have buy-out provisions.